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            SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549


                       FORM N-8A


              NOTIFICATION OF REGISTRATION
           FILED PURSUANT TO SECTION 8(a) OF
           THE INVESTMENT COMPANY ACT OF 1940



The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


                     INDEXPLUS FUND
               (name of investment company)


                  9817 BEACH MILL ROAD
              GREAT FALLS, VIRGINIA 22066
         (address of principal business office)


                    (703) 759-9465
                  (telephone number)


                      SCOTT FIFE
                   9817 BEACH MILL ROAD
                 GREAT FALLS, VIRGINIA 22066
   (name and address of agent for service of process)



The registrant is not filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A.
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Item 1.     Exact name of the registrant.

            IndexPlus Fund

Item 2. Name of jurisdiction under the laws of which the Registrant was organized and the date of such organization.

            Delaware
            December 16, 1996

Item 3.     Form of organization of the Registrant.

            Business Trust

Item 4.     Classification of the Registrant.

            Management Company

Item 5.     If the Registrant is a management company:

            (a) state whether the Registrant is a "closed-end"
                company or "open-end" company;

                Open-End

            (b) state whether the Registrant is registering as a
                "diversified" company or a "non-diversified" company:

                Non-Diversified

Item 6. Name and address of each investment advisor of the Registrant.

            IndexPlus Management Company
            9817 Beach Mill Road, Great Falls, Virginia 22066

Item 7. If the Registrant is an investment company having a board of directors, state the name and address of each director and officer of the Registrant:

            Not Applicable

Item 8. If the Registrant is an unincorporated investment company not having a board of directors:

            (a) state the name and address of each sponsor of
                the Registrant;

                Not Applicable
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            (b) state the name and address of each director and
                officer of each sponsor of the Registrant;

                Not Applicable

            (c) state the name and address of each trustee and
                each custodian of the Registrant.

                Trustee:

                Scott Fife, 9817 Beach Mill Road,
                Great Falls, Virginia 22066

                Custodian:

                Not Applicable

Item 9.     (a) State whether the Registrant is currently issuing
                and offering its securities directly to the public.

                No

            (b) If the Registrant is currently issuing and
                offering its securities to the public through an underwriter, state the name and address of such underwriter.

                Not Applicable

            (c) If the answer to Item 9(a) is "No" and the answer
                to Item 9(b) is "Not Applicable," state whether the Registrant presently proposes to make a public offering of its securities.

                Yes

            (d) State whether the Registrant has any securities
                currently issued and outstanding.

                No

            (e) If the answer to Item 9(d) is "Yes," state as
                of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of the Registrant's outstanding securities (other than short-term paper) and the name of any company owning 10% or more of the Registrant's outstanding voting securities.

                Not Applicable
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Item 10.     State the current value of the Registrant's total
             assets:

             0

Item 11. State whether the Registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business
             Investment Act of 1958.

             No

Item 12. Attach as an exhibit a copy of the Registrant's last regular periodic report to its security holders, if any.

             Not Applicable
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                     SIGNATURES


Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the County of Fairfax in the Commonwealth of Virginia on December 16, 1996.

INDEXPLUS FUND



By:   /s/ Scott Fife
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     Scott Fife
     Trustee